October 4, 2005
BY EDGAR
Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	O2Diesel Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-QSB for Fiscal Quarter Ended March 31 and June 30, 2005
File No. 1-32228
Dear Mr. Osheik,
     I am writing in response to your letter dated September 13, 2005 concerning O2Diesel Corporation’s (the “Company” or “O2Diesel”) Form 10-KSB for fiscal year ended December 31, 2004 (“Form 10-K”) and Form 10-QSB for fiscal quarters ended March 31 and June 30, 2005 (“Form 10-QSB,” and together with Form 10-KSB, the “Previous Filings”). For your convenience, the numbered responses below correspond to the numbered comments in your letter.
1.	“We have read your response to prior comment 2 and note your intention to revise the disclosure to state that “there have not been any significant changes...” Please note that Item 308(c) of Regulation S-B requires you to disclose any changes, not just significant changes, in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please revise your filings accordingly.”

We propose to revise this disclosure in our Previous Filings as follows:

“EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. O2Diesel’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of O2Diesel’s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, O2Diesel’s disclosure controls and procedures are effective.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING. During the most recent fiscal quarter, there have not been any changes in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect internal controls over financial reporting.”

2.	“We have read your response to prior comment 3. You indicate that subsequent to the delivery of the goods and transfer of title to the customer, the work necessary to prepare certain military vehicles was delayed due to the inability to source flame arrestors. Please clarify whether or not it was your obligation, in connection with the sale, to perform this additional work. If the additional steps necessary to prepare the vehicles for the use of O2Diesel were your responsibility, tell us how you determined that revenue recognition was appropriate upon transfer of title. Please also clarify whether customer acceptance was contingent on the customer obtaining the necessary environmental permit and what impact, if any, such terms had on revenue recognition.

In order to provide a framework behind our response to the Staff’s comment, we thought it was important to provide you with a summary background regarding the distribution of our product. O2Diesel’s core product is an additive that is blended with regular diesel fuel and ethanol to create an alternative fuel blend called O2Diesel™. 02Diesel does not sell the additive directly to the end user because such entities generally do not have the facilities required to blend the additive with the diesel fuel and ethanol in order to create the alternative fuel blend. Instead, O2Diesel relies on value added distributors commonly referred to as “jobbers” to create the alternative fuel blend and distribute it to the end users. Although O2Diesel sometimes enters into joint marketing arrangements with the jobbers, the Company’s sale of the additive to the jobbers is final at the time of the delivery of the additive to the jobber. Such sale is not dependent upon the jobber’s successful completion of the alternative fuel blend and its ultimate sale to the end user. Accordingly, the Company records the sale of the additive to the jobber at the time the additive is delivered to the jobber as long as the four basic criteria for revenue recognition are met.

With regard to the $14,000 sale that is the subject of the Staff’s comment, the Company concluded that the four basic criteria for revenue recognition were met at the time the additive was delivered to the jobber. This conclusion was based upon the known attributes of the existing sales arrangement with the jobber and the Company’s past history of successful sales to this same jobber. Subsequent to the completion of the sale of the additive to the jobber, the jobber encountered unforeseen complications with regard to their sale of the alternative fuel blend to the end user. These complications included the necessity of obtaining a permit from a local government agency to store and use the alternative fuel blend on the military base and the required adjustments to the devices (called flame arrestors) used to modify the vehicles to equip them to use the alternative fuel blend. Although O2Diesel was responsible for the resolution of these issues, the sales arrangement between the Company and the jobber did not include provisions for nonpayment for the additive should the jobber be unsuccessful in selling through to the end user. Further, the O2Diesel employees responsible for the customer relationship with the military base believed that the work on the base’s fueling facilities and on the vehicles was substantially complete and that fueling of these vehicles could commence following the sale of the additive to the jobber. These employees based their conclusion on the Company’s history of successful deployments at other facilities.

Given the ensuing complications and the uncertainty of their resolution, the jobber was unable to sell the completed fuel to the military and objected to paying for the additive. As a consequence, a business decision was made to not enforce payment from the jobber. This decision was a concession and was not an enforceable right in the arrangement between O2Diesel and the jobber. The receivable from this jobber was reserved for and an accompanying charge to expense was taken when collection of the receivable became in doubt. The fact that the four basic criteria for revenue recognition were met at the time of the sale of the additive to the jobber, we concluded that it was appropriate to record the charge related to the write-down of the receivable in the period in which its collection became in doubt. Although $14,000 is material to total revenue reported, we believe that the total revenue and the $14,000 are immaterial to the net loss.

3.	“We have read your response to prior comment 5. Please provide us with example journal entries for the entire CityHome program transaction flow so that we may better understand the narrative explanation your provided.”

Through the City/Home program, we sold our additive to the City of Lincoln Nebraska’s StarTran/Public Works & Utilities Department (“StarTran”) through a jobber at a loss in exchange for the right to use the advertising space available on nine StarTran buses. We recorded the sale of the additive to jobber and the related loss at the time of the sale because the four basic criteria for revenue recognition related to that product sale were met. No value was assigned to the advertising space received from StarTran at that time, because we were uncertain as to whether or not we would be able to sell the advertising space to a third party. We then sold the advertising space to a third party (in this case E-10 Unleaded Coalition) for $15,000 and incurred the cost of providing the advertising. We deferred the $15,000 payment received for the advertising space and are amortizing it to revenue ratably over the period in which the advertising is required to be displayed on the bus. We expensed the cost of preparing and installing the advertising immediately. Outlined below are sample entries associated with these transactions.

(1)

Accounts Receivable	XX
Expense	YY
Sales		XX
Accrued Expenses		YY
Inventory		YY
To record sale of the additive to the jobber at a loss
(2)

Cash	XX
Deferred Revenue		XX
To record the payment received from the 3rd party for providing advertising space
(3)

Expense	XX
Accrued Expenses		XX
To record expenses associated with the direct cost of preparing the advertising and installing it on the bus
(4)

Deferred Revenue	XX
Revenue		XX
To record amortization of the deferred revenue ratably over the period in which the advertising is required to be displayed on the bus.
4.	“We have read your response to prior comment 9. Please revise your certifications to eliminate “as Chief Executive Officer” and “as Chief Financial Officer” from the first sentence of the certification.”

We propose to revise our Exhibits 31.1 and 31.2 to Form 10-KSB as attached hereto as Attachment A.
Preferred Stock Update:
As an update to our previous response to prior comment 8 regarding our Series A and B Convertible Preferred Stock, we would like to obtain your concurrence with the following additional considerations:
1)	In conjunction with the issuance of the Preferred Stock, the holder also received an Option to purchase additional shares of the Company’s common stock equal to the difference between the number of shares of common stock actually received upon conversion and the number of shares that would have been received at a conversion price of $1.82. The exercise price of the Options is fixed at $4.00 per share for the

Series A Preferred Stock and $3.65 per share for the Series B Preferred Stock. The Option is only exercisable during the thirty (30) day period commencing on the date the holder of the Preferred Stock elects to convert such Preferred Stock to common stock. We considered whether the Preferred Stock and the Option were separate instruments. In examining this, we primarily considered the fact that while the Preferred Stock could be converted without exercising the Options, the Options could not be exercised until the Preferred Stock was converted. In addition, we considered the interdependence of the instruments, including the effect of the strike price of the Options on a rational investor’s decision to convert the Preferred Stock (i.e., to maximize value a rational investor likely would not convert until the stock price was in excess of the strike price in the Options — that is, the Preferred Stock would only be converted when the Options went in the money). Thus, we believe the instruments either could not or would not be exercised separately, and thus were in substance not freestanding. Accordingly, we did not allocate any of the proceeds received from the issuance of the Preferred Stock to these Options prior to determining the value of the beneficial conversion feature embedded in the Preferred Stock instruments. Since the intrinsic value of the beneficial conversion features exceeded the proceeds received from the issuance of the Preferred Stock instruments, this conclusion had the effect of allocating 100% of the proceeds received to the beneficial conversion feature, with the Preferred Stock subsequently accreted to the initial proceeds as an adjustment to net income available to shareholders.
2)	The proceeds allocated to the beneficial conversion feature were $3.2 million and $3.0 million for the Series A and Series B Preferred Stock, respectively. Using the effective yield method (starting at an initial value of $0.01 to facilitate the mathematical calculation), the Company should have recorded a deemed dividend to reflect the incremental return to the preferred shareholders as follows:

	Deemed Dividend		% of Quarterly
Quarter	This Quarter	Cumulative	Loss	% of Equity
Q2 — ‘04	$1	$1	—	—
Q3 — ‘04	65	66	—	—
Q4 — ‘04	343	409	—	—
Q1 — ‘05	2,118	2,527	0.1%	0.9%
Q2 — ‘05	13,166	15,693	0.8%	0.9%
Given the immaterial nature of the effect of not recording the deemed dividend through June 30, 2005, we would propose to record the deemed dividend on a prospective basis and include the cumulative impact of the deemed dividend during the quarter ended September 30, 2005. The deemed dividend that will be recorded during the third quarter will be $98,131 including the $15,693 cumulative effect of the catch-up. Given our anticipated loss for the quarter, we do not believe that the cumulative effect of the catch-up will exceed 2.0% of the anticipated loss for the third quarter and 0.4%% of the anticipated loss for the nine months ended September 30, 2005. As noted above, the impact on the quarterly losses reported in the quarters ended March 31, 2005 and June 30, 2005 was not material and there was no measurable impact on the quarters ended prior to March 31, 2005.

     I believe that this letter is responsive to the Staff’s comments. If I can be of assistance in facilitating your review of this letter, please contact the undersigned at (302) 266-6000.

Sincerely,
/s/ Alan Rae
Alan Rae
Chief Executive Officer

Attachment A
Exhibit 31.1
CERTIFICATIONS OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Alan Rae, certify that:
1. I have reviewed this report on Form 10-KSB of O2Diesel Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) [omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003)];
(c) Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, small business issuer’s internal control over financial reporting; and
5. The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.
Date: March 30, 2005
/s/ Alan R. Rae
Alan R. Rae
Chief Executive Officer

Exhibit 31.2
CERTIFICATIONS OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, David Koontz, certify that:
1. I have reviewed this report on Form 10-KSB of O2Diesel Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) [omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003)];
(c) Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, small business issuer’s internal control over financial reporting; and
5. The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.
Date: March 30, 2005
/s/ David Koontz
David Koontz
Chief Financial Officer